Maris-Tech Ltd.

2 Yitzhak Modai Street

Rehovot, Israel 7608804

January 18, 2022

Via EDGAR

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Maris Tech Ltd. Amendment No. 6 Registration Statement on Form F-1 Filed January 11, 2022 File No. 333-260670

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of January 14, 2022, regarding the abovementioned Amendment No. 6 to Registration Statement on Form F-1 (the “Form F-1”) of Maris-Tech Ltd. (the “Company”, “we”, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently filing Amendment No. 7 to the Form F-1 (“Amendment No. 7”).

Amendment No. 6 to Registration Statement on Form F-1

General

1.	We note your response to prior comment three and reissue that comment. Please revise your disclosure to describe the exclusive forum and jury trial waiver provisions contained in the exhibits, and the related risks to investors, as previously requested. Include disclosure regarding the concurrent federal and state jurisdiction created by the Securities Act, in light of the clause you cite that nothing “shall limit or restrict the federal district court in which a Holder may bring a claim under the U.S. federal securities laws.”

Response: In response to the Staff’s comment, we have revised the disclosure on pages 27 and 101 of Amendment No. 7. In addition, we respectfully advise the Staff that the jury trial waiver provisions are only included in the warrant agent agreements to be entered into between the Company and the warrant agent and are not included in the agreements governing the Pre-funded Warrants and Warrants to be entered into with the investors purchasing Pre-funded Warrants and Warrants in the offering.

Maris-Tech Ltd.

Securities and Exchange Commission

2.	We note your revisions in response to prior comment two. Please explain the reasons for structuring the overallotment option in the way you disclose, particularly since it appears the amount of proceeds you may receive could vary greatly depending the security used to cover overallotments. Also clarify whether the underwriters will receive any commissions or discounts with respect to overallotment warrants, in light of the expected price of $0.001. Please disclose the range of proceeds that you will receive if the overallotment option is exercised entirely for shares, on the one hand, or for warrants, on the other hand.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page throughout Amendment No. 7. Further, we respectfully advise the Staff that the overallotment option has been structured to cover all the securities being offered pursuant to the Form F-1. The underwriter has, at its discretion, the option to acquire any of the securities, or any combination thereof, being offering pursuant to the Form F-1. The over-allotment option is structured this way in order to assist the underwriter in instances in which Units or Pre-funded Units may be oversold. In such an instance the underwriter will need the ability to purchase Ordinary Shares, Pre-funded Warrants and/or Warrants as needed in order to ensure it meets its delivery obligations while also allowing it to stabilize the Ordinary Shares. Thus, the over-allotment option allows the underwriter the discretion to choose whatever security it needs in order to cover its position. The underwriter will receive commissions or discounts for the Ordinary Shares and Pre-funded Warrants underlying the overallotment option, but not the Warrants given the nominal amount attributed to the Warrants. This has been updated in Amendment No. 7 as requested.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Maris-Tech Ltd.

By:	/s/ Israel Bar

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP